Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For purposes of calculating the ratio of earnings to fixed charges, earnings available for fixed charges consists of income before minority interest and income tax expense less income from equity investments plus fixed charges. Fixed charges are defined as interest expense plus the interest component of rental expense.

	Predecessor					Successor (1)
	Year Ended December 31,				January 1, 2006 to May 9, 2006	May 10 2006 to September 30, 2006	May 10 2006 to December 31, 2006	Nine Months Ended September 30, 2007
	2002	2003	2004	2005
			(dollars in thousands)
Income before minority interest and income tax expense	$25,347	$4,216	$143,914	$58,935	$27,938	$47,240	$69,182	$26,223
Less: income from equity investments	(1,920)	(1,339)	(1,607)	(1,546)	(770)	(700)	(942)	(1,818)
Plus: fixed charges	4,589	5,703	9,041	7,765	1,903	13,290	23,640	47,884

Earnings available for fixed charges	$28,016	$8,580	$7,434	$6,219	$29,071	$59,830	$91,880	$72,289

Fixed charges
Interest expense	2,703	3,539	6,769	5,519	1,375	12,677	22,624	46,534
Interest component of rental expense	1,886	2,164	2,272	2,246	528	613	1,016	1,350

Total fixed charges	$4,589	$5,703	$9,041	$7,765	$1,903	$13,290	$23,640	$47,884

Ratio of earnings to fixed charges	6.1x	1.5x	16.7x	8.4x	15.3x	4.5x	3.9x	1.5x

(1)	As a result of the application of purchase accounting, the Successor Company amounts presented are not comparable with those of the Predecessor Company.